Exhibit 99.1

Financial ReportGrupo Financiero Galicia S.A.1st. Quarter of the 2021 Fiscal Year

Grupo Financiero Galicia Grupo Financiero Galicia S.A. (BYMA/NASDAQ: GGAL); Buenos Aires, Argentina, May 26, 2021. Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia” or “GFG”), announced its financial results for the first quarter of the 2021 fiscal year that ended on March 31, 2021 (the “Quarter”). This report is a summary analysis of GFG’s financial condition and results of operations as of and for the periods indicated herein. For a more precise interpretation, this report must be read in conjunction with GFG’s financial statements, as well as with all other information periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation based upon an original version that was written and expressed in Spanish. As such, the original Spanish version shall control in all respects, including with respect to any matters of interpretation. Diego Rivas Pablo FirvidaChief Financial Officer Investor Relations Officer 2

Conference Call May 27, 2021 +1 334 12:00 p.m. (Eastern Time) ConfereHighlights $2,146 million Net Income -81% vs. 1Q 2020 4.19% 77.36 % ROE Efficiency +3,304 bp vs. 1Q 2020 Except otherwise noted, the -2,154 bp vs. 1Q 2020 information in this report was adjusted to account for 12.54% 10.11% inflation and restated in Market share: : constant currency pursuant to Loans to the private sector the private sector and as required by IAS 29 +16 bp vs. 1Q 2020 +4 bp vs. 1Q 2020 “Financial Information in Hyperinflationary $1.45 23.82% Economies.” Net Profit per share Capital Ratio 3

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Financial Report

Selected financial information

Selected ratios					
Percentages	2021		2020	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
ROA	0.74	1.20	4.22	(46)	(348)
ROE	4.19	7.27	25.73	(308)	(2,154)
Financial Margin	15.91	18.08	21.80	(217)	(589)
Efficiency ratio	77.36	58.46	44.32	1,890	3,304
Capital ratio [1]	23.82	22.16	21.28	166	254
NPL ratio	1.57	1.39	4.55	18	(298)
Allowance for loan losses / Private-sector financing	6.36	6.60	6.59	(24)	(23)
Coverage	405.67	474.59	144.71	(6,892)	26,096
Non-accrual portfolio with guarantees to non-accrual portfolio	12.81	18.71	18.01	(590)	(520)
Cost of risk	2.08	4.68	5.07	(260)	(299)

(1) Banco Galicia consolidated with Naranja X.

Share evolution					
In pesos, except otherwise noted	2021		2020	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Market price					
Shares – BYMA	111.40	125.75	57.95	(1,435)	5,345
ADS – NASDAQ (in US$)	7.61	8.74	7.05	(113)	56
Price BYMA / book value	0.80	0.91	0.46	(11)	34
Average daily volume (in thousands of shares)				Variation (%)	
BYMA	1,457	2,196	1,803	(34)	(19)
NASDAQ [1]	6,728	8,282	11,221	(19)	(40)
Financial Information					
Shares outstanding (in thousands of shares)	1,474,692	1,474,692	1,426,765	-	3
Book value per share (in pesos)	139	138	127	1	10
Net income per share (in pesos)	1.45	2.38	8.32	(39)	(83)

(1) Expressed in equivalent shares: 10 ordinary shares = 1 ADS.

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Consolidated Information Additional Information 2021 2020 2020 2020 2020 1Q 4Q 3Q 2Q 1Q Employees 9,025 9,326 9,463 9,571 9,5699,025 508 Banco Galicia 5,602 5,764 5,842 5,971 6,040 Naranja X 2,979 3,104 3,165 3,154 3,095 Employees Branches and Fondos Fima 23 24 25 25 27 others points of sale Galicia Seguros 344 368 385 376 376 Other subsidiaries 77 66 46 45 31 Branches and other points of sales 508 509 510 511 517Banco Galicia 327 326 326 326 326 6,226 13,764 Naranja X 181 183 184 185 191 Deposit accounts Credit cards Deposit Accounts at BancoGalicia (in thousands) 6,226 6,180 6,148 5,812 5,427Banco Galicia In thousands Credit Cards In thousands (in thousands) 13,764 13,688 13,490 13,472 13,428 Banco Galicia 5,105 5,075 5,009 5,096 5,032 Naranja X 8,659 8,613 8,481 8,376 8,396 Fondos Fima: assets under management (millions of pesos) 245,707 217,337 229,723 207,956 174,5026

Grupo Financiera Galicia is made up of Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia”), Tarjetas Regionales S.A. (“Naranja X”), Sudamericana Holding S.A. (“Galicia Seguros”), Galicia Administradora de Fondos S.A. (“Fondos Fima”), IGAM L.L.C. (“Inviu”) and Galicia Securities S.A. GFG is one of the main financial services holding companies in Argentina. GFG provides savings, credit and investment opportunities to people and companies, and its board of directors is focused on customer experience and sustainable development.

Results for the Quarter Net income attributable to GFG for the Quarter amounted to Ps.2,146 The forgoing result was mainly attributable to profits realized from GFG’s million, which represented a 0.74% annualized return on average assets interests in Banco Galicia (for Ps.1,207 million), in Naranja X (for Ps.592, and a 4.19% return on average shareholders’ equity. million), in Fondos Fima (for Ps.373 million) and in Galicia Seguros (for Ps.110 million). Income Statement In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Results from Equity Investments 2,245 3,572 11,348 (37) (80) Banco Galicia 1,207 3,172 9,272 (62) (87) Naranja X 592 171 1,477 246 60 Fondos Fima 373 307 128 21 191 Galicia Seguros 110 47 390 134 (72) Other subsidiaries (37) (125) 81 (70) 146 Net operating income 89 380 97 (77) (8) Administrative expenses (50) (144) (53) (65) (6) Other operating income and expenses (2) (2) (3) - (33) Results from the net monetary position (118) (96) (88) 23 34 Income tax (18) (85) (13) (79) 38 Net income attributable to GFG 2,146 3,625 11,288 (41) (81) Other comprehensive income 113 37 (2,521) 205 104 Comprehensive income attributable to GFG 2,259 3,662 8,767 (38) (74) 8

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Assets Cash and due from banks 218,223 198,145 264,748 10 (18) Debt securities 186,148 175,551 131,388 6 42 Net loans and other financing 546,400 600,436 557,500 (9) (2) Other financial assets 137,510 132,399 79,932 4 72 Investment in subsidiaries, associates and joint ventures 93 101 - (8) N/A Property, bank premises, equipment 49,027 49,395 50,252 (1) (2) Intangible assets 16,231 16,343 14,081 (1) 15 Other assets 19,306 22,582 16,831 (15) 15 Assets available for sale 1 33 64 (97) (98) Total assets 1,172,939 1,194,985 1,114,796 (2) 5 Liabilities Deposits 742,871 764,009 684,152 (3) 9 Financing from financial entities 13,335 15,625 33,953 (15) (61) Other financial liabilities 116,283 110,161 89,790 6 30 Notes 22,095 19,285 38,332 15 (42) Subordinated notes 23,186 24,459 23,329 (5) (1) Other liabilities 49,753 58,289 59,691 (15) (17) Total liabilities 967,523 991,828 929,247 (2) 4 Shareholders’ equity attributable to third parties - - 4,753 N/A (100) Shareholders’ equity attributable to GFG 205,416 203,157 180,796 1 14 Total Shareholders’ equity 205,416 203,157 185,549 1 11 9

Financial Report

Income Statement					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Net interest income	17,734	19,785	23,019	(10)	(23)
Interest income	49,523	47,291	50,774	5	(2)
Interest related expenses	(31,789)	(27,506)	(27,755)	16	15
Net fee income	9,347	10,187	10,043	(8)	(7)
Fee income	12,129	13,352	12,713	(9)	(5)
Fee related expenses	(2,782)	(3,165)	(2,670)	(12)	4
Net results from financial instruments	16,242	18,240	20,136	(11)	(19)
Gold and foreign currency quotation differences	1,341	2,198	1,486	(39)	(10)
Other operating income	6,231	5,482	5,856	14	6
Underwriting income from insurance business	1,039	1,628	1,295	(36)	(20)
Loan loss provisions	(2,286)	(13,480)	(7,021)	(83)	(67)
Net operating income	49,648	44,040	54,814	13	(9)
Personnel expenses	(8,959)	(9,113)	(8,742)	(2)	2
Administrative expenses	(8,277)	(8,444)	(8,817)	(2)	(6)
Depreciations and devaluations of assets	(2,565)	(2,643)	(2,220)	(3)	16
Other operating expenses	(9,712)	(1,729)	(8,395)	462	16
Operating income	20,135	22,111	26,640	(9)	(24)
Results from the net monetary position	(15,675)	(13,529)	(8,204)	16	91
Results from associates and joint ventures	1	(141)	-	(101)	N/A
Income tax	(2,315)	(4,816)	(6,846)	(52)	(66)
Net income	2,146	3,625	11,590	(41)	(81)
Net income attributable to third parties	-	-	302	-	100
Net income attributable to GFG	2,146	3,625	11,288	(41)	(81)
Other comprehensive income	113	37	(2,521)	205	104
Total comprehensive income	2,259	3,662	9,069	(38)	(75)
Comprehensive income attributable to third parties	-	-	302	-	100
Comprehensive income attributable to GFG	2,259	3,662	8,767	(38)	(74)

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Since 1905, Banco Galicia has been a part of the development of Argentina, serving as one of the country’s primary private banks. Through its assisted and digital distribution channels, Banco Galicia markets a wide range of financial products and services for individuals and companies throughout Argentina. Banco Galicia is strategically focused on customer experience and digital transformation with the aim of achieve efficient and successful growth. 11

Banco Galicia Highlights $1,207 million Net income -87% vs. 1Q 2020 The data shown in the 82.77% tables of this 2.89% Efficiency report and the ROE +4,082 bp vs. 1Q 2020 financial statements -2,225 bp vs. 1Q 2020 correspond to Banco de Galicia 12.54% 10.11% y Buenos Aires S.A.U: Market share: . private sector Deposits to the private sector +16 bp vs. 1Q 2020 +4 bp vs. 1Q 20205,602 327 Employees Branches

Financial Report

Results for the Quarter

Net income for the Quarter amounted to Ps.1,207 million, Ps.8,065 million (or 87%) lower than the figure recorded in the same quarter of the 2020 fiscal year. This was primarily a result of a Ps.6,239 million (or 29%) lower operating income and a Ps.5,963 million (or 91%) higher loss from the net monetary position.

The net operating income amounted to Ps.36,622 million, 14% lower than the Ps.42,352 million recorded in the same quarter of the 2020 fiscal year. This was primarily a result of a Ps.6,497 million (or 37%) decrease in net interest income.

Income Statement					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Net interest income	10,913	13,963	17,410	(22)	(37)
Net fee income	5,142	5,529	5,475	(7)	(6)
Net results from financial instruments	16,091	17,779	18,944	(9)	(15)
Gold and foreign currency quotation differences	1,017	1,721	1,078	(41)	(6)
Other operating income	4,380	4,159	4,542	5	(4)
Loan-loss provisions	(921)	(12,985)	(5,097)	(93)	(82)
Net operating income	36,622	30,166	42,352	21	(14)
Personnel expenses	(6,067)	(5,732)	(6,257)	6	(3)
Administrative expenses	(5,925)	(5,554)	(6,334)	7	(6)
Depreciations and devaluations of assets	(1,886)	(1,972)	(1,618)	(4)	17
Other operating expenses	(7,684)	1,129	(6,844)	(781)	12
Operating income	15,060	18,037	21,299	(17)	(29)
Results from the net monetary position	(12,509)	(10,834)	(6,546)	15	91
Results from associates and joint businesses	18	(137)	42	(113)	(57)
Income tax	(1,362)	(3,894)	(5,523)	(65)	(75)
Net Income	1,207	3,172	9,272	(62)	(87)
Other comprehensive income	114	58	(2,490)	97	105
Total comprehensive income	1,321	3,230	6,782	(59)	(81)

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Financial Report

Profitability and efficiency					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
ROA	0.46	1.12	3.78	(66)	(332)
ROE	2.89	8.15	25.14	(526)	(2,225)
Financial margin	14.35	17.16	20.86	(281)	(651)
Efficiency ratio	82.77	51.91	41.95	3,086	4,082

Yields and rates

Interest-earning assets [(1)]										
Average balances: in millions of pesos. Yields and rates: annualized nominal %	2021				2020		Variation (%/bp)			
	1Q		4Q		1Q		vs. 4Q20		vs. 1Q20	
	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield	Avg Bce	Yield
In pesos	655,286	32.78	650,036	32.23	520,590	41.36	1	55	26	(858)
Government securities	194,716	36.09	178,985	33.63	168,025	47.32	9	246	16	(1,123)
Loans	403,125	31.58	419,168	30.79	322,947	38.11	(4)	79	25	(653)
Other interest-earning assets	57,445	29.92	51,883	29.10	29,618	43.11	11	(918)	94	(1,319)
In foreign currency	59,792	2.27	68,146	9.18	120,517	7.27	(12)	(691)	(50)	(500)
Government securities	4,883	(49.89)	3,150	50.12	574	59.04	55	(10,001)	751	(10,893)
Loans	51,670	7.17	60,556	7.29	117,461	7.15	(15)	(12)	(56)	2
Other interest-earning assets	3,239	2.72	4,440	5.89	2,482	0.80	(27)	(317)	30	192
Interest-earning assets	715,078	30.23	718,182	30.05	641,107	34.95	-	18	12	(472)

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets amounted to Ps.715,078 million, increasing Ps.73,971 million (or 12%) as compared to the first quarter of the 2020 fiscal year, primarily as a consequence of the Ps.80,178 million (or 25%) increase in the average peso-denominated loan portfolio, and of the Ps.27,827 million (or 94%) increase in other interest-earning assets in pesos. These results were partially offset by a decrease in the average volume of dollar-denominated loans, for Ps.65,791 million (or 56%).

The average yield on interest-earning assets for the Quarter was 30.23%, representing a 472 bp decrease as compared to the figure recorded for the same quarter of the prior fiscal year. This was mainly due to decreases in the average yield on dollar-denominated government securities, in other interest-earning assets in pesos and in peso-denominated government securities.

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Financial Report

Interest-bearing liabilities [1]

Average balances: in millions of pesos. Yields and rates: annualized nominal %	2021				2020		Variation (%/bp)			
	1Q		4Q		1Q		vs. 4Q20		vs. 1Q20	
	Avg Bce	Int	Avg Bce	Int	Avg Bce	Int	Avg Bce	Int	Avg Bce	Int
In pesos	437,113	26.49	418,190	24.32	351,773	27.50	5	217	24	(101)
Saving accounts	80,120	0.01	81,063	0.02	67,212	0.02	(1)	(1)	19	(1)
Time deposits	257,806	33.63	240,887	31.99	198,126	38.36	7	164	30	(473)
Other deposits	93.573	29.41	91,345	25.43	65,476	20.97	2	398	43	844
Debt securities	3,128	39.77	2,619	48.02	13,404	40.64	19	(825)	(77)	(87)
Other interest-bearing liabilities	2,486	12.87	2,276	5.79	7,555	20.48	9	708	(67)	(761)
In foreign currency	177,121	1.51	164,019	2.06	214,911	2.02	8	(55)	(18)	(51)
Saving accounts	103,598	-	86,962	-	121,183	-	19	-	(15)	-
Time deposits	33,073	0.73	35,918	1.13	40,727	1.73	(8)	(40)	(19)	(100)
Other deposits	3,979	-	5,029	-	3,404	-	(21)	-	17	-
Debt securities	28,216	7.60	26,336	9.64	26,280	8.65	7	(204)	7	(105)
Other interest-bearing liabilities	8,255	3.54	9,774	4.47	23,317	5.83	(16)	(93)	(65)	(229)
Interest-bearing liabilities	614,234	19.29	582,209	18.05	566,684	17.84	6	124	8	145

1) Does not include foreign currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

Average interest-bearing liabilities reached Ps.614,234 million, increasing Ps.47,550 million during the same period, primarily due to an increase in the average balance of peso-denominated time deposits in the amount of Ps.59,680 million (or 30%) and of other deposits in pesos in the amount of Ps.28,087 million (or 43%). These increases were offset by a decrease in dollar-denominated saving accounts in the amount of Ps.17,585 million (or 15%).

Similarly, the average cost of interest-bearing liabilities was 19.29%, representing a 145 bp increase as compared to the first quarter of the prior fiscal year. This was mainly due to an 844 bp increase in the average interest rate on other deposits in pesos, which was offset by a 437 bp decrease in the interest rate on peso-denominated time deposits.

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Financial Report

Net interest income

Net Interest Income					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Interest income	41,325	40,701	43,404	2	(5)
Public sector securities	1,307	1,445	4,349	(10)	(70)
Loans and other financing	36,053	36,608	36,365	(2)	(1)
Financial sector	535	836	1,108	(36)	(52)
Non-financial private sector	35,518	35,772	35,257	(1)	1
Overdrafts	3,735	3,050	3,867	22	(3)
Promissory notes	13,462	14,022	11,463	(4)	17
Mortgage loans	4,132	3,745	4,140	10	-
Pledge loans	950	770	208	23	357
Personal loans	4,553	4,428	4,696	3	(3)
Credit-card loans	7,446	8,062	9,215	(8)	(19)
Financial leases	86	107	148	(20)	(42)
Pre-financing and export financing	638	768	1,432	(17)	(55)
Other	516	820	88	(37)	486
Other interest-earning assets	3,965	2,648	2,690	50	47
Interest expenses	(30,412)	(26,738)	(25,994)	14	17
Deposits	(29,279)	(25,513)	(22,884)	15	28
Saving accounts	(3)	(2)	(3)	50	-
Time deposits and term investments	(22,396)	(19,704)	(19,447)	14	15
Other	(6,880)	(5,807)	(3,434)	18	100
Financing from financial institutions	(141)	(138)	(374)	2	(62)
Repurchase agreement transactions	(45)	(24)	(284)	88	(84)
Other interest-bearing liabilities	(104)	185	(391)	(156)	(73)
Notes	(843)	(1,248)	(2,061)	(32)	(59)
Net interest income	10,913	13,963	17,410	(22)	(37)

Net interest income for the Quarter amounted to Ps.10,913 million, representing a Ps.6,497 million (or 37%) decrease as compared to the Ps.17,410 million profit recorded from the same quarter of the 2020 fiscal year.

Interest income for the Quarter reached Ps.41,325 million, down 5% from the Ps.43,404 million recorded in the same quarter of the 2020 fiscal year. This decrease was primarily a consequence of lower interests on public sector

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Financial Report

securities (Ps.3,042 million or 70%), on credit-card loans (Ps.1,769 million or 19%) and on pre-financing and export financing (Ps.794 million or 55%), and was offset by higher interests on promissory notes (Ps.1,999 million or 17%) and on other interest-earning assets (Ps.1,275 or 47%).

Interest expenses amounted to Ps.30,412 million, up 17% from the same quarter of the prior fiscal year, mainly due to higher interests on other deposits (Ps.3,446 million or 100%), and on time deposits and term investments (Ps.2,949 million or 15%), which were offset by lower interests on notes (Ps.1,218 million or 59%).

Net fee income

Net Fee Income					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Credit cards	2,790	3,621	2,994	(23)	(7)
Deposit accounts	1,336	1,176	1,378	14	(3)
Insurance	396	404	418	(2)	(5)
Financial fees	30	14	74	114	(59)
Credit- related fees	74	54	148	37	(50)
Foreign trade	566	628	486	(10)	16
Collections	581	523	449	11	29
Utility-Bills collection services	749	700	656	7	14
Mutual Funds	118	110	398	7	(70)
Other	472	518	427	(9)	11
Total fee income	7,112	7,748	7,428	(8)	(4)
Total expenditures	(1,970)	(2,219)	(1,953)	(11)	1
Net fee income	5,142	5,529	5,475	(7)	(6)

Net fee income amounted to Ps.5,142 million, down 6% from the Ps.5,475 million recorded in the first quarter of the previous fiscal year, mainly due to lower fees on mutual funds (Ps.280 million or 70%) and on credit cards (Ps.204 million or 7%).

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Financial Report

Net income from financial instruments

Net Income from Financial Instruments					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Government securities	15,660	15,240	18,474	3	(15)
Argentine Central Bank	13,097	12,964	18,485	1	(29)
Other	2,563	2,276	(11)	13	23,400
Private sector securities	289	1,908	93	(85)	211
Derivative financial instruments	142	678	411	(79)	(65)
Forward transactions	142	660	385	(78)	(63)
Interest-rate swaps	-	18	26	100	100
Results from derecognition of assets	-	(47)	(34)	(100)	(100)
Net income from financial instruments	16,091	17,779	18,944	(9)	(15)

Net income from financial instruments for the Quarter amounted to Ps.16,091 million, down Ps.2,853 million from the Ps.18,944 million recorded in the same quarter of the 2020 fiscal year. This was primarily a consequence of a Ps.5,388 million (29%) decrease in results from Argentine Central Bank securities, which was offset by a Ps.2,574 million increase of other government securities.

Gold and foreign currency quotation differences

During the Quarter, a Ps.1,017 million profit from gold and foreign currency quotation differences was recorded, as compared to a Ps.1,078 million profit recorded from the same quarter of the 2020 fiscal year. This result includes a Ps.652 million gain from foreign-currency trading.

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Other operating income Other Operating Income In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Other financial income 107 (206) 146 152 (27) Fees from bundles of products 1,674 1,527 1,981 10 (15) Rental of safe deposit boxes 293 321 405 (9) (28) Other fee income 273 283 341 (4) (20) Other adjustments and interest on miscellaneous receivables 814 1,523 1,224 (47) (33) Other 1,219 711 445 71 174 Total other operating income 4,380 4,159 4,542 5 (4)Other operating income for the Quarter reached Ps.4,380 million, decreasing Ps.162 million (or 4%) from the Ps.4,542 million recorded in the first quarter of the 2020 fiscal year mainly as a consequence of a Ps.410 million (or 33%) decrease of other adjustments and interest on miscellaneous receivables. Provisions for loan losses Personnel expenses Provisions for loan losses for Quarter amounted to Ps.921 million, Ps.4,176 Personnel expenses amounted to Ps.6,067 million, decreasing Ps.190 million (or 82%) lower than the figure recorded in the same quarter of the million (or 3%) from the same quarter of the 2020 fiscal year mainly due to prior fiscal year. a 6% decrease in staff. 19

Administrative Expenses Administrative Expenses In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Fees and compensation for services 170 (114) 322 (249) (47) Fees for directors and syndics 17 10 17 70 - Publicity, promotion and research expenses 126 348 290 (64) (57) Taxes 1,239 1,397 1,154 (11) 7 Maintenance and repairment of goods and IT 1,397 1,311 1,465 7 (5) Electricity and communications 444 387 536 15 (17) Stationery and office supplies 54 60 94 (10) (43) Hired administrative services 1,187 919 1,091 29 9 Security 171 182 163 (6) 5 Insurance 114 60 73 90 56 Other 1,006 994 1,129 1 (11) Total administrative expenses 5,925 5,554 6,334 7 (6) Depreciation and devaluation of assets Administrative expenses for the Quarter totaled Ps.5,925 million, down 6% as compared to the first quarter of the 2020 fiscal year as a Depreciation and devaluation of assets amounted to Ps 1,886 million, up consequence of a Ps.164 million (or 57%) decrease in publicity, promotion 17% from the same quarter of the 2020 fiscal year. and research expenses, and of Ps.152 million (or 47%) decrease in fees and compensations for services. 20

Other operating expenses Other Operating Expenses In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Contribution to the Deposit Insurance Fund 290 322 251 (10) 16 Other financial expenses - (30) 138 (100) (100) Turnover tax 4,670 2,670 3,612 75 29 On financial income 3,201 1,659 2,478 93 29 On fees 1,297 892 1,001 45 30 On other items 172 119 133 45 29 Other fee-related expenses 1,447 1,697 1,495 (15) (3) Charges for other provisions 851 (6,218) 1,057 (114) (19) Claims 153 134 93 14 65 Other 273 296 198 (8) 38 Total other operating expenses 7,684 (1,129) 6,844 (781) 12Other operating expenses for the Quarter amounted to Ps.7,684 million, representing a Ps.840 million (or 12%) increase as compared to the Ps.6,844 million figure recorded in the first quarter of the previous fiscal year. This increase was mainly related to the turnover tax, which increased Ps.1,058 million (or 29%) during the same period. Income tax Other comprehensive income The income tax charge was Ps.1,362 million, Ps.4,161 million lower than in The other comprehensive income for the Quarter amounted to Ps.114 the first quarter of the 2020 fiscal year. million, compared to a Ps.2,490 million loss recorded in the same period of the 2020 fiscal year. 21

Financial Report

Selected financial information

Balance Sheet					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Assets					
Cash and due from banks	215,054	194,628	262,241	10	(18)
Debt securities	186,734	176,085	131,552	6	42
Net loans and other financing	447,137	500,750	485,778	(11)	(8)
Other financial assets	131,074	126,890	58,838	3	123
Equity investments in subsidiaries, associates and joint businesses	403	542	506	(26)	(20)
Property, bank premises, equipment	42,994	43,137	44,308	-	(3)
Intangible assets	14,521	14,514	11,731	-	24
Other assets	10,520	13,717	8,736	(23)	20
Assets available for sale	1	33	64	(97)	(98)
Total assets	1,048,438	1,070,296	1,003,754	(2)	4
Liabilities					
Deposits	747,019	765,937	687,038	(2)	9
Financing from financial entities	9,679	11,512	25,878	(16)	(63)
Other financial liabilities	53,137	46,250	42,736	15	24
Notes	8,637	8,928	25,089	(3)	(66)
Subordinated notes	23,186	24,459	23,329	(5)	(1)
Other liabilities	36,768	44,519	48,033	(17)	(23)
Total liabilities	878,426	901,605	852,103	(3)	3
Shareholders' equity	170,012	168,691	151,651	1	12
Foreign currency assets and liabilities					
Assets	232,577	241,863	271,623	(4)	(14)
Liabilities	231,419	242,850	275,328	(5)	(16)
Net forward purchases/(sales) of foreign currency [1]	(1,767)	422	1,987	(519)	(189)
Net global position in foreign currency	(609)	(565)	(1,718)	(8)	(65)

(1) Recorded off-balance sheet.

22

Financial Report

Level of activity

Financing

Financing to the Private Sector[1]					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
In pesos	428,406	476,812	393,426	(10)	9
Loans	384,838	429,272	343,641	(10)	12
UVA-adjusted loans	30,889	32,589	38,808	(5)	(20)
Financial leases	505	664	1,097	(24)	(54)
Debt securities	-	-	233	-	(100)
Other financing[2]	12,174	14,287	9,647	(15)	26
In foreign currency	59,390	73,967	146,938	(20)	(60)
Loans	48,120	57,111	114,037	(16)	(58)
Financial leases	1,345	1,569	2,147	(14)	(37)
Debt securities	-	-	224	-	(100)
Other financing[2]	9,925	15,287	30,530	(35)	(67)
Total financing to the private sector	487,796	550,779	540,364	(11)	(10)

(1) Includes IFRS adjustment.
(2) Includes certain off-balance sheet accounts related to guarantees granted.

As of March 31, 2021, total financing to the private sector reached Ps.487,796 million, which was 10% lower than the figure recorded from a year before and mainly as a consequence of a Ps.65,917 million (or 58%) decrease of dollar-denominated loans. This was offset by a Ps.41,197 million (or 12%) increase of peso-denominated loans.

Market Share[1]					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Total loans	12.34	12.95	12.18	(61)	16
Loans to the private sector	12.54	13.03	12.38	(49)	16

(1) According to the daily information on loans published by the Argentine Central Bank. Only principal as of the last day of each quarter.

Banco Galicia's market share of loans to the private sector, as of March 31, 2021, was 12.54%, increasing 16 bp from March 31, 2020.

23

Financial Report

Breakdown of loans and other financing					
In millions of pesos, except otherwise noted	2021		2020		Variation (%)
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Financial entities	6,764	16,620	13,019	(59)	(48)
Loans	6,763	16,605	12,966	(59)	(48)
Other financing	1	15	53	(93)	(98)
Non-financial private sector and residents abroad	467,020	514,705	494,173	(9)	(5)
Loans	457,084	502,367	483,520	(9)	(5)
Overdrafts	33,957	35,354	53,021	(4)	(36)
Promissory notes	140,404	162,392	125,849	(14)	12
Mortgage loans	17,747	18,414	21,810	(4)	(19)
Pledge loans	13,024	13,088	4,725	-	176
Personal loans	36,515	36,758	41,422	(1)	(12)
Credit-card loans	156,739	170,624	137,010	(8)	14
Pre-financing and financing of exports	27,270	33,515	69,004	(19)	(60)
Other Loans	3,993	7,209	5,444	(45)	(27)
Accrued interest, adjustments, and foreign currency quotation differences receivable	29,382	27,536	26,935	7	9
Documented interest	(1,947)	(2,523)	(1,700)	(23)	15
Financial leases	1,850	2,232	3,244	(17)	(43)
Other financing	8,086	10,106	7,409	(20)	9
Total loans and other financing	473,784	531,325	507,192	(11)	(7)
Allowances	(26,647)	(30,575)	(21,414)	(13)	24
Loans	(26,275)	(29,981)	(21,253)	(12)	24
Financial leases	(10)	(40)	(90)	(75)	(89)
Other financing	(362)	(554)	(71)	(35)	410
Net loans and other financing	447,137	500,750	485,778	(11)	(8)

As of March 31, 2021, net loans and other financing after provisions amounted to Ps.447,137 million, decreasing 8% from March 31, 2020, primarily due to a Ps.41,734 million (or 60%) decrease of pre-financing and financing of exports and Ps.19,064 million (or 36%) decrease in overdrafts.

These results were offset by a Ps.19,729 million (or 14%) increase of credit-card financing loans and of Ps.14,555 million (or 12%) increase in promissory notes.

24

Financial Report

Loans by Sector of Activity					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Financial sector	6,763	16,605	12,967	(59)	(48)
Residents abroad	1,463	1,245	5,478	18	(73)
Services	55,073	56,577	55,961	(3)	(2)
Agriculture and livestock	107,861	115,215	70,732	(6)	52
Consumer	182,396	194,221	186,229	(6)	(2)
Retail and wholesale trade	40,896	52,250	43,211	(22)	(5)
Construction	4,019	4,850	7,864	(17)	(49)
Manufacturing industry	53,739	60,762	82,166	(12)	(35)
Other	23,046	31,131	39,264	(26)	(41)
IFRS adjustment	(11,409)	(13,884)	(7,386)	(18)	54
Total loans	463,847	518,972	496,486	(11)	(7)
Allowances	(26,275)	(29,981)	(21,253)	(12)	24
Net total loans	437,572	488,991	475,233	(11)	(8)

Loans by Type of Borrower					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Large corporations	79,368	108,909	153,517	(27)	(48)
Companies	43,634	46,362	41,826	(6)	4
SMEs	31,369	34,888	26,744	(10)	17
Agricultural	121,917	127,540	75,754	(4)	61
Individuals	182,390	194,216	186,221	(6)	(2)
Financial sector	6,763	16,605	12,967	(59)	(48)
Residents abroad	1,463	1,245	5,478	18	(73)
Other	8,352	3,091	1,365	170	512
IFRS adjustment	(11,409)	(13,884)	(7,386)	(18)	54
Total loans	463,847	518,972	496,486	(11)	(7)
Allowances	(26,275)	(29,981)	(21,253)	(12)	24
Net total loans	437,572	488,991	475,233	(11)	(8)

25

Financial Report

In the last twelve months, loans to the private sector increased mainly due to the growth of loans granted to the agribusiness segment (for Ps.46,163 million or 61%). This was offset by a decrease of loans to large corporations (for Ps.74,149 million or 48%). By sector of activity, higher levels of growth were recorded in the agriculture and livestock sector (for Ps.37,129 million or 52%), which were offset by a decrease of loans granted to the manufacturing industry (for Ps.28,427 million or 35%).

Exposure to the Argentine public sector

Net Exposure to the Argentine Public Sector(1)					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Government securities' net position	209,608	200,621	160,926	4	30
Leliq	140,494	144,947	115,651	(3)	21
Botes	22,899	24,276	21,539	(6)	6
Other	46,215	31,398	23,736	47	95
Other receivables resulting from financial brokerage	79,201	68,945	90	15	87,901
Repurchase agreement transactions - BCRA	79,169	68,897	-	15	-
Loans and other financing	1	15	53	(93)	(98)
Trust certificates of participation and securities	31	33	37	(6)	(16)
Total exposure to the public sector	288,809	269,566	161,016	7	79

1) Excludes deposits with the Argentine Central Bank, which constitute one of the items by which Banco Galicia complies with minimum cash requirements.

As of March 31, 2021, Banco Galicia's exposure to the public sector amounted to Ps.288,809 million, recording a 79% increase during the last twelve months. Excluding the exposure to the Argentine Central Bank (Leliq and repurchase agreement transactions), net exposure to the public sector reached Ps.69,146 million (7% of total assets), while as of March 31, 2020, it amounted to Ps.45,365 million (5% of total assets).

26

Financial Report

Funding and liabilities

Deposits					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
In pesos	567,045	577,401	484,102	(2)	17
Current accounts	125,469	119,553	115,229	5	9
Saving accounts	84,871	99,361	80,069	(15)	6
Time deposits	275,801	236,000	202,039	17	37
UVA-adjusted time deposits	12,957	6,016	8,786	115	47
Other	59,679	109,451	71,605	(45)	(17)
Interests and adjustments	8,268	7,020	6,374	18	30
In foreign currency	179,974	188,536	202,936	(5)	(11)
Saving accounts	103,082	111,998	115,683	(8)	(11)
Time deposits	33,151	35,256	40,016	(6)	(17)
Other	43,670	41,177	47,087	6	(7)
Interests and adjustments	71	105	150	(32)	(53)
Total deposits	747,019	765,937	687,038	(2)	9

As of March 31, 2021, Banco Galicia's deposits amounted to Ps.747,019 million, representing a 9% increase during the last twelve months. This was a consequence of the Ps.82,943 million (or 17%) growth of peso-denominated deposits, with time deposits growing Ps.73,950 million (or 37%).

These results were offset by a Ps.12,601 (or 11%) decrease of dollar-denominated deposits in saving accounts.

At the end of the Quarter there were 6 million deposit accounts, 15% more than a year before.

Market Share[(1)]					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Total deposits	8.30	8.42	8.53	(12)	(23)
Private sector deposits	10.11	10.07	10.07	4	4

(1) According to the daily information on deposits published by the Argentine Central Bank. Balances as of the last day of each quarter.

As of March 31, 2021, Banco Galicia's estimated market share of private sector deposits in the Argentine financial system was 10.11%, increasing 4 bps from a year before.

27

Financial Liabilities In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Financial entities 9,679 11,512 25,878 (16) (63) Financing from credit-card purchases 20,458 23,591 20,280 (13) 1 Notes 8,637 8,928 25,089 (3) (66) Subordinated notes 23,186 24,459 23,329 (5) (1) Creditors from purchases of foreign currency 8,724 572 6 1,425 145,300 Collections on account of third parties 13,615 13,105 10,779 4 26 Other financial liabilities 10,340 8,982 11,671 15 (11) Total financial liabilities 94,639 91,149 117,032 4 (19)Financial liabilities at the end of the Quarter amounted to Ps.94,639 This decline was mainly due to decreases of Ps.16,452 million (or 66%) of million, Ps.22,393 million (or 19%) lower than the Ps.117,032 million notes, and of Ps.16,199 million (or 63%) of financial liabilities with financial recorded a year before. entities. 28

Financial Report

Asset quality

Financing Portfolio Quality					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Non-accrual Financings	7,954	7,014	18,436	13	(57)
With preferred guarantees	727	816	2,586	(11)	(72)
With other guarantees	464	845	2,263	(45)	(79)
Without guarantees	6,763	5,353	13,587	26	(50)
Allowance for loan losses	31,120	35,174	27,494	(12)	13
Relevant ratios (%)				Variation (bp)	
NPL ratio	1.63	1.27	3.41	36	(178)
Allowance for loan losses to loans to the private sector	6.38	6.39	5.09	(1)	129
Coverage	391.25	501.45	149.13	(11,020)	24,212
Non-accrual loans with guarantees to non-accrual financing	14.97	23.68	26.30	(871)	(1,133)
Cost of risk	1.38	4.81	4.10	(343)	(272)

The non-accrual portfolio (which includes certain items of other financial assets and guarantees granted) amounted to Ps.7,954 million as of March 31, 2021, representing 1.63% of private-sector financing and a 178 bp decrease as compared to the 3.41% recorded in the same quarter of the 2020 fiscal year. This decrease was mainly due to the flexibilization of the parameters used for the classification of debtors established by the Argentine Central Bank.

Considering the provisions for unused balances of credit cards and overdrafts, Banco Galicia's coverage of the non-accrual portfolio with total allowances for loan losses reached 391.25%, as compared to 149.13% from a year before.

29

Analysis of Loan Loss Experience In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Allowance for loan losses at the beginning of the Quarter Changes in the allowance for loan losses 35,174 37,127 28,715 (5) 22 Provisions charged to income Provisions charged to income 1,625 6,529 5,626 (75) (71) Charge offs (1,009) (3,635) (4,161) (72) (76) Inflation effect (4,670) (4,847) (2,686) (4) 74 Allowance for loan losses at the end of the Quarter 31,120 35,174 27,494 (12) 13 Charge to the income statement Provisions charged to income (1,625) (6,529) (5,626) (75) (71) Direct charge offs (60) (145) (201) (59) (70) Bad debts recovered 229 347 71 (34) 223 Net charge to the income statement (1,456) (6,327) (5,756) (77) (75)During the Quarter, Ps.1,009 million were charged off against the allowance for loan losses, and direct charges to the income statement in the amount of Ps.60 million was made. 30

Financial Report

Capitalization and liquidity

The minimum capital requirement and the corresponding integration are presented below. Balances are disclosed in accordance with applicable regulations currently in force for each specified period.

Regulatory Capital					
In millions of pesos, except otherwise noted	2021		2020		Variation (%)
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Minimum capital required (A)	60,076	56,069	41,783	7	44
Allocated to credit risk	45,030	42,458	32,409	6	39
Allocated to market risk	1,980	1,419	828	40	139
Allocated to operational risk	13,066	12,192	8,546	7	53
Computable capital (B)	180,761	157,061	108,128	15	67
Tier I	150,934	129,584	87,098	16	73
Tier II	29,827	27,477	21,030	9	42
Excess over required capital (B) (A)	120,685	100,992	66,345	19	82
Risk weighted assets	734,560	685,407	510,236	7	44
Ratios (%)					Variation (bp)
Total capital ratio	24.61	22.92	21.19	169	342
Tier I capital ratio	20.55	18.91	17.07	164	348

As of March 31, 2021, Banco Galicia's computable capital amounted to Ps.180,761 million, Ps.120,685 million (or 201%) higher than the Ps.60,076 million capital requirement. As of March 31, 2020, this excess amounted to Ps.66,345 million (or 159%).

The minimum capital requirement increased Ps.18,293 million as compared to March 31, 2020, mainly due to the growth of the regulatory requirements on risk weighted assets. Computable capital increased Ps.72,633 million in the same period primarily as consequence of the results generated during the Quarter, and due to an increase relating to the accounting for shareholders' equity as a result of certain inflation adjustments. The total capital ratio was 24.61%, increasing 342 bp during the last twelve months.

31

Liquidity Percentages, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Cash and due from banks 215,054 194,628 262,241 10 (18) Government securities 120,966 75,615 91,187 60 33 Call-money (59) 8,111 2,459 (101) (102) Overnight placements in correspondent banks 1,460 1,242 5,473 18 (73) Repurchase agreement transactions 78,995 68,897 (31) 15 254,923 Escrow accounts 11,919 12,927 10,896 (8) 9 Other financial assets 317 99 194 220 63 Total liquid assets 428,652 361,519 372,419 19 15 Liquidity ratios (%) Variation (bp) Liquid assets as a percentage of transactional deposits 104.61 76.03 88.85 2,858 1,576 Liquid assets as a percentage of total deposits 57.38 47.20 54.21 1,018 317 As of March 31, 2021, Banco Galicia’s liquid assets represented 104.61% of Banco Galicia’s transactional deposits and 57.38% of its total deposits, as compared to 88.85% and 54.21%, respectively, as of March 31, 2020.

Naranja X is the fintech-focused subsidiary of Grupo Financiero Galicia that engages directly with clients regarding the use of money. Naranja X provides technology solutions for matters of personal and business finance to millions of Argentines. Naranja X’s focus is on being close to customers and providing them with simple tools that help them grow, improve their quality of life and access a world of possibilities.

34

Naranja X Highlights $592 millionNet income -67% vs 1Q 2020 The data shown in the 8.47% 70.37% tables of this report and the ROE Efficiency consolidated -1,790 bp vs. 1Q 2020 +1,654 bp vs. 1Q 2020 financial statements correspond to Tarjetas Regionales S.A., consolidated line by line 2,979 181 with the subsidiaries Employees Branches and under its control. other points of sale8,659 Credit cards In thousands

Financial Report

Results for the Quarter

Income Statement					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Net interest income	6,413	5,654	5,238	13	22
Net fee income	4,533	4,991	4,849	(9)	(7)
Net results from financial instruments	86	151	986	(43)	(91)
Gold and foreign currency quotation differences	84	68	333	24	(75)
Other operating income	1,103	966	1,070	14	3
Loan loss provisions	(1,365)	(498)	(1,916)	174	(29)
Net operating income	10,854	11,332	10,560	(4)	3
Personnel expenses	(2,454)	(2,739)	(2,086)	(10)	18
Administrative expenses	(2,073)	(2,413)	(2,281)	(14)	(9)
Depreciations and devaluations of assets	(604)	(582)	(518)	4	17
Other operating expenses	(1,962)	(2,785)	(1,527)	(30)	28
Operating income	3,761	2,813	4,148	34	(9)
Results from the net monetary position	(2,615)	(2,224)	(1,438)	18	82
Income tax	(554)	(418)	(931)	33	(40)
Net income	592	171	1,779	246	(67)

Profitability and efficiency					
Percentages, except otherwise noted	2021		2020	Variation (bp)	
				vs.	vs.
	1Q	4Q	1Q	4Q20	1Q20
ROA	2.03	0.65	7.17	138	(514)
ROE	8.47	2.36	26.37	611	(1,790)
Financial margin	22.29	21.53	25.84	76	(355)
Efficiency ratio	70.37	82.49	53.83	(1,212)	1,654

During the Quarter, Naranja X recorded a Ps.592 million net income, Ps.1,187 million lower than the figure recorded in the same quarter of the 2020 fiscal year. This profit represented an annualized 2.03% return on average assets and an 8.47% return on average shareholders' equity, as compared to 7.17% and 26.37%, respectively, recorded from the first quarter of the 2020 fiscal year.

Net operating income amounted to Ps.10,854 million, increasing 3% from the figure recorded for the first quarter of the 2020 fiscal year. This was a consequence of a higher net interest income (of 22%) and lower loan loss provisions (of 29%), which offset by lower net results from financial instruments (of 91%).

36

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Assets Cash and due from banks 2,416 2,473 3,091 (2) (22) Debt securities 30 104 137 (71) (78) Net loans and other financing 105,868 101,289 68,198 5 55 Other financial assets 1,738 1,656 18,161 5 (90) Property, bank premises, equipment 5,275 5,488 5,194 (4) 2 Intangible assets 1,595 1,733 2,164 (8) (26) Other non-financial assets 4,452 4,954 4,494 (10) (1) Total assets 121,374 117,697 101,439 3 20 Liabilities Financing from financial entities 11,263 6,546 8,649 72 30 Other financial liabilities 58,645 62,490 43,745 (6) 34 Notes 14,267 11,385 13,901 25 3 Other non-financial liabilities 7,732 8,401 7,181 (8) 8 Total liabilities 91,907 88,822 73,476 3 25 Shareholders’ equity 29,467 28,875 27,963 2 5 37

Financial Report

Asset quality

Loan Portfolio Quality					
Percentages, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Non-accrual loans	1,341	1,859	8,479	(28)	(84)
Allowances for loan losses and provisions	6,587	6,941	11,400	(5)	(42)
Ratios (%)					Variation (bp)
NPL ratio	1.21	1.75	10.76	(54)	(955)
Allowance for loan losses to loans to the private sector	5.92	6.53	14.47	(61)	(855)
Coverage	491.20	373.33	134.45	11,787	35,675
Cost of risk	5.27	2.74	8.78	253	(351)

As of March 31, 2021, taking into consideration the provisions for unused credit-card balances, the applicable coverage ratio amounted to 491.20%, as compared to the 113.45% figure recorded as of the same date of the previous fiscal year.

Analysis of Loan Loss Experience					
In millions of pesos, except otherwise noted	2021		2020	Variation (%)	
	1Q	4Q	1Q	vs. 4Q20	vs. 1Q20
Allowances for loan losses					
At the beginning of the Quarter	6,941	10,213	11,383	(32)	(39)
Changes in the allowance for loan losses					
Provisions charged to income	969	539	1,613	80	(40)
Reversals of allowances for loan losses	(105)	(892)	-	(88)	-
Charge off	(377)	(1,667)	(783)	(77)	(52)
Effect of inflation	(841)	(1,252)	(813)	(33)	3
Allowance for loan losses at the end of the Quarter	6,587	6,941	11,400	(5)	(42)
Charge to the income statement					
Provisions charged to income	(969)	(539)	(1,613)	80	(40)
Direct charge offs	(404)	(265)	(119)	52	239
Bad debt recovered	153	135	14	13	993
Net charge to the income statement	(1,220)	(669)	(1,718)	82	(29)

38

Since 1958, Fondos Fima has been managing mutual funds distributed by Banco Galicia through multiple channels and other agents. 39

40

Fondos Fima Highlights$373 millionNet income +230% vs 1Q 2020 The data shown in the tables of this report and the financial statements $245,707 10.84% correspond to + Ps.71,205 million vs. 1Q 2020 -123 bp vs. 1Q 2020 Galicia Assets under management Market share Administradora In millions de Fondos S.A . 24Employees

Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Net interest income 47 5 - 840 N/A Net results from financial instruments 75 79 40 (5) 88 Gold and foreign currency quotation differences - 12 7 (100) (100) Other operating income 679 639 284 6 139 Net operating income 801 735 331 9 142 Personnel and administrative expenses (85) (80) (99) 6 (14) Other operating expenses (45) (40) (17) 13 165 Operating income 671 615 215 9 212 Results from the net monetary position (140) (101) (43) 39 226 Income tax (158) (207) (44) (24) 259 Net income 373 307 128 21 19142

Assets under management Mutual fund In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Fima Premium 191,076 167,953 150,431 14 27 Fima Ahorro Pesos 11,993 8,191 5,957 46 101 Fima Ahorro Plus 23,573 14,352 7,584 64 211 Fima Capital Plus 9,320 18,808 233 (50) 3,900 Fima Renta en Pesos 2,637 1,241 353 112 647 Fima Renta Plus 1,718 836 276 106 522 Fima Abierto Pymes 832 857 842 (3) (1) Fima Acciones 542 667 348 (19) 56 Fima PB Acciones 611 715 614 (15) - Fima Mix I 2,138 2,313 183 (8) 1,068 Fima Renta Dolares I - - 3,120 - (100) Fima Renta Dolares II - - 849 - (100) Fima Renta Acciones Latinoamerica 73 82 85 (11) (14) Fima Renta Fija Internacional 1,194 1,322 3,627 (10) (67) Total assets under management 245,707 217,337 174,502 13 4143

Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Assets Cash and due from banks 266 216 211 23 26 Net loans and other financing - 209 - (100) N/A Other financial assets 917 1,135 521 (19) 76 Other non-financial assets 1 1 20 - (95) Total assets 1,184 1,561 752 (24) 57 Liabilities Other non-financial liabilities 579 530 497 9 16 Total liabilities 579 530 497 9 16 Shareholders’ equity 605 1,031 255 (41) 137 44

Galicia Seguros’ commercial activity began in 1996 and is a subsidiary of Grupo Financiero Galicia. Today Galicia Seguros is a leader in home, theft and personal accident insurance. 45

Galicia Seguros Highlights $126 millionNet income -69% vs. 1Q 2020 The data shown in the tables of this report and the consolidated 21.16% 89.77% financial statements ROE Combined ratio correspond to -3,367 bp vs. 1Q 2020 +699 bp vs. 1Q 2020 Sudamericana Holding S.A., consolidated line by line with the subsidiaries under its control. 344 3,004 Employees Insurance policies In thousands

Results for the Quarter Income Statement In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Earned premium 2,181 2,297 2,028 (5) 8 Incurred claims (415) (446) (298) (7) 39 Withdrawals (6) (5) (3) 20 100 Life annuities (4) (3) (4) 33 - Acquisition and general expenses (1,007) (928) (807) 9 25 Other income and expenses (21) (23) (30) (9) (30) Underwriting income 728 892 886 (18) (18) Interest income 289 147 298 97 (3) Net results from financial instruments (125) 47 31 366 (503) Gold and foreign currency quotation differences 13 6 (10) 117 230 Other operating income 97 125 126 (22) (23) Net operating income 1,002 1,217 1,331 (18) (25) Personnel expenses (267) (447) (304) (40) (12) Administrative expenses (170) (211) (157) (19) 8 Depreciations and devaluations of assets (69) (81) (77) (15) (10) Other operating expenses (4) (4) - - - Operating income 492 474 793 4 (38) Results from the net monetary position (189) (179) (179) 6 6 Income tax (177) (241) (168) (27) 5 Net income 126 54 446 133 (72) Other comprehensive income (1) (24) (34) (96) 97 Total comprehensive income 125 30 412 317 (70)47

Profitability and efficiency Percentages, except otherwise noted 2021 2020 2020 Variation (bp) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 ROA 8.31 2.93 25.81 538 (1,750) ROE 21.16 7.29 54.83 1,387 (3,367) Efficiency ratio 83.19 84.95 68.72 (176) 1,447 Combined ratio 89.77 93.28 82.78 (351) 699 Selected financial information Balance Sheet In millions of pesos, except otherwise noted 2021 2020 2020 Variation (%) 1Q 4Q 1Q vs. 4Q20 vs. 1Q20 Assets Cash and due from banks 25 45 180 (44) (86) Debt securities - - 16 - (100) Net loans and other financing 139 534 1,125 (74) (88) Other financial assets 1,583 2,749 2,725 (42) (42) Property, bank premises, equipment 708 731 690 (3) 3 Intangible assets 103 82 185 26 (44) Assets for insurance contracts 2,274 2,130 1,717 7 32 Other non-financial assets 488 412 527 18 (7) Total assets 5,320 6,683 7,165 (20) (26) Liabilities Liabilities for insurance contracts 2,321 2,328 2,255 - 3 Other non-financial liabilities 1,103 1,432 1,419 (23) (22) Total liabilities 3,424 3,760 3,674 (9) (7) Shareholders’ equity 1,896 2,923 3,491 (35) (46)48

Financial Report

Relevant information

Naranja X

As of May 2021, Naranja and Naranja X were consolidated with the goal of creating an entity focused on the development of new products, services and functionalities for the management of personal and commercial finances. In this way, Naranja X will seek to offer a best-in-class experience and promote financial inclusion and thus become one of the most important fintech companies in Argentina.

Notes

On April 6, 2021, Tarjeta Naranja S.A. ("Tarjeta Naranja") issued its Class XLVII Notes for U.S. $8.5 million, at a 7% fixed rate and a term of 2 years.

Additionally, on April 26, 2021, Tarjeta Naranja, issued its Class XLVIII Notes for Ps.5,001 million, at a rate of Badlar +5%, and with a term of 12 months.

Dividend Payment

At Grupo Financiero Galicia's Ordinary and Extraordinary Shareholders' Meeting, held on April 27, 2021, the shareholders of GFG approved the distribution of a cash dividend in the amount of Ps.1,500 million. The cash dividend was paid on May 10, 2021.

Share Issuance

On April 19, 2021, Grupo Financiero Galicia announced the completion of the spin-off-merger transaction implicating GFG and certain minority shareholders of Tarjetas Regionales. The foregoing transaction was approved at the Extraordinary General Shareholders' Meeting, held on November 10, 2020. As a consequence of the foregoing transaction, 47,927,494 Class "B" shares of GFG were issued, having a nominal value of Ps.1 and the right to 1 vote each.

COVID -19

Since the end of March, 2020, Grupo Financiero Galicia and its subsidiaries have continued their collective operations under the challenging circumstances imposed by the spread of Coronavirus (or COVID-19). The COVID-19 pandemic has generated various consequences impacting business and economic activities globally. As of mid-March, when the virus began to spread in Argentina, the Argentine National Government implemented a series of measures designed to reduce contagion and provide for preventive and mandatory social isolation or distancing, with variations of such measures imposed depending on the region of the country. As of the date of this report, Grupo Financiero Galicia and its subsidiaries continue to operate in compliance with the rules, regulations and protocols established by the Argentine government.

Additionally, the Argentine Central Bank and other regulatory agencies have established certain other rules and regulations having an objective to assist sectors where activity has been affected by the pandemic and to promote the health and safety of the general public.

The final scope of the COVID-19 pandemic and its impact on the global and Argentine economy are still unknown. Although, as of the date of this report, Grupo Financiero Galicia and its subsidiaries have suffered a limited impact on their results and operations as a consequence of the pandemic, the consequence of a lower level of activity and of higher unemployment could be significant in the future.

The Board of Directors of GFG continues to analyze the situation as it evolves, and is committed to taking all measures within its power to guarantee business continuity and the preservation of the health and safety of its employees, customers and others.

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Regulatory changes Other Comprehensive IncomeAs of the 2021 fiscal year, the results accrued in respect of items of a This is being done in accordance with Communication “A” 7211 of the monetary nature, measured at fair value with changes in Other Argentine Central Bank. For a more precise comparison, the periods Comprehensive Income (OCI), are recorded in the Result form the Net corresponding to the 2020 fiscal year were adjusted in accordance with the Monetary Position, integrating the Net Result of the period / fiscal year. foregoing standard. 50

Glossary and additional information Non-accrual portfolio: includes loans classified under the following Combined ratio: (acquisition and general expenses + personnel expenses + categories of the Argentine Central Bank classification: “With Problems administrative expenses + depreciations and devaluations of assets + and Medium Risk”, “High Risk of Insolvency” and “High Risk and incurred claims + other income and expenses) / (earned premiums + Uncollectible”. withdrawals + life annuities). NPL ratio: non-accrual portfolio / total financing. Cost of risk: (loan-loss provisions + loan-loss provisions on unused balances of credit-cards and overdrafts, and on guarantees granted) / ROA: net income attributable to the company on average assets. average financing. ROE: net income attributable to the company on average shareholders’ Coverage: (allowance for loan losses + provisions for unused balances of equity. credit-cards and overdrafts and guarantees granted) / non-accrual financing. Efficiency ratio: (personnel expenses + administrative expenses + depreciation and devaluations of assets) / (divided by net interest income plus net fee income + net result from financial instruments + foreign currency quotation differences + insurance premiums earned + certain items included in other operating income -other financial income, fees from bundles of products, rental of safe deposits boxes and other fee income- and expenses -contribution to the deposit insurance fund, other financial expenses, other fee-related expenses and turnover tax on financial income and fees- + result from the net monetary position). Financial margin: (net interest income + net result from financial instruments + foreign currency quotation differences + underwriting income from insurance business + certain items included in other operating income -other financial income- and expenses -contribution to the deposit insurance fund, other financial expenses and turnover tax on financial income-) / average balance of interest-earning assets. 51

Inflation, exchange rate and interest rates 2021 2020 2020 2020 2020 1Q 4Q 3Q 2Q 1Q Consumer price index (IPC) (1) 435.8657 385.8826 346.6207 321.9738 305.5515 Consumer price index (IPC) (1) (%) 12.95 11.33 7.65 5.37 7.80 Wholesale price index (IPIM) (1) (%) 16.34 13.83 11.76 2.69 3.62 Acquisition value unit (UVA) 71.92 64.32 58.52 55.06 51.62 Exchange rate (Ps./US$) (2) 91.99 84.15 76.18 70.455 64.47 Badlar (3) (quarterly averages) 34.10 32.52 29.64 24.42 33.25 (1) Published by the Argentine National Institute of Statistics (INDEC) (2) Reference exchange rate in accordance to Communication “A” 3500 from the Argentine Central Bank as of the last working day of the Quarter. (3) Private banks’ 30-day time deposits rate for amounts over Ps.1 million. 52

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